Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 11-K
                                  Annual Report



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934



                   For the Fiscal Year Ended December 31, 2002




A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

            SENA 401(k) Plan for Union Members
            c/o Stora Enso North America Corp.
            510 High Street
            P.O. Box 8050
            Wisconsin Rapids, WI 54495-8050
            USA


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

            Stora Enso Oyj
            (Stora Enso Corporation)
            Kanavaranta 1
            P.O. Box 309
            00101 Helsinki,
            Finland

SENA 401(k) Plan for
Union Members

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

SENA 401(k) Plan for Union Members
Index to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                                         Page(s)

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of
  December 31, 2002 and 2001...................................................2

Statements of Changes in Net Assets Available for Benefits
  for the Years Ended December 31, 2002 and 2001...............................3

Notes to Financial Statements................................................4-8

Supplemental Schedule

  Schedule I:  Schedule of Assets (Held at End of Year)
  as of December 31, 2002......................................................9



Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                         Report of Independent Auditors


To the Participants and Administrator of the SENA 401(k) Plan for Union Members


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the SENA 401(k) Plan for Union Members (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

July 23, 2003

SENA 401(k) Plan for Union Members
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                       2002              2001

Assets
Investments:
    Plan interest in the SENA Master Trust       $ 71,873,412      $ 77,304,940
    Loans to participants                             450,974           410,945
                                                 ------------      ------------
      Total investments                            72,324,386        77,715,885
Receivables:
    Participant contributions                         471,178           446,374
                                                 ------------      ------------
Net assets available for benefits                $ 72,795,564      $ 78,162,259
                                                 ============      ============



   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                              2002                2001
Additions
Additions to net assets attributed to:
    Investment (loss) income:
      Interest in net investment loss of the SENA Master Trust         $ (13,875,358)      $ (7,806,697)
      Interest from participant loans                                         33,057             29,239
                                                                       --------------      -------------
                                                                         (13,842,301)        (7,777,458)
    Contributions:
      Participants'                                                       11,777,367         11,956,082
                                                                       --------------      -------------
        Total additions (net deductions)                                  (2,064,934)         4,178,624
                                                                       --------------      -------------
Deductions
Deductions from net assets attributed to:
    Benefits paid to participants                                          3,299,875          3,558,875
    Administrative expenses                                                    1,886              2,337
                                                                       --------------      -------------
        Total deductions                                                   3,301,761          3,561,212
                                                                       --------------      -------------
    Net (decrease) increase                                               (5,366,695)           617,412
Net assets available for benefits:
    Beginning of year                                                     78,162,259         77,544,847
                                                                       --------------      -------------
    End of year                                                        $  72,795,564       $ 78,162,259
                                                                       ==============      =============



   The accompanying notes are an integral part of these financial statements.

SENA 401(k) Plan for Union Members
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following description of the SENA 401(k) Plan for Union Members (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the plan document.


     General
     The Plan is a defined contribution plan maintained by Stora Enso North America Corp. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company and those United States subsidiaries and affiliates of the Company that adopt the Plan with the Company's consent. All employees of the Company, other than employees of the Kimberly Mill, as defined, who belong to a collective bargaining unit and are not eligible to participate in the SENA 401(k) Plan are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     Effective December 31, 2000, Consolidated Water Power Company, a wholly-owned subsidiary of the Company, sold its interest in Wisconsin River Power Company and Subsidiary ("WRP") to Wisconsin Public Service Corporation ("WPS"). The employees of WRP who were participating in the Plan, who accepted employment with WPS, and who did not retire from WRP prior to transferring employment to WPS, had their accounts trust-to-trust transferred to the Wisconsin Public Service Corporation Employees Savings Plan and Trust - 401(k) Plan on March 31, 2001. Assets of approximately $107,000 were transferred from the Plan. This amount is included within benefits paid to participants on the accompanying 2001 statement of changes in net assets available for benefits.

     Under a trust agreement, Fidelity Management Trust Company (the "Trustee") was appointed trustee of the Plan.

     Contributions
     Participants may contribute an amount up to 15% of compensation, as defined in the plan agreement, not to exceed IRC limitations. Certain collective bargaining units have negotiated with the Company to allow contributions up to 25% of compensation. Effective January 1, 2002, participants who have attained age 50 may make catch-up contributions in accordance with applicable IRC provisions. The Company does not provide a matching contribution.

     Participant contributions are generally made through payroll deductions, and are remitted to the Plan on a bi-weekly basis.

     Investment Options
     The Plan provides for investments in the SENA Master Trust. Each participant is responsible for designating multiples of whole percentages of contributions for investment among the available investment funds. Designations may be changed on a daily basis at the participant's discretion.

     Participant Accounts and Allocations
     Participant recordkeeping is performed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). For all investment programs other than the SEO Unitized Stock Fund, Fidelity maintains participant balances on a share method. Participant investments in the SEO Unitized Stock Fund are accounted for on a unit value method. The unit value for the fund is computed daily based on share price, dividend information and the value of the fund's short-term investments. At December 31, 2002 and 2001, the Plan held 198,096 units and 164,842 units, respectively, of the SEO Unitized Stock Fund at unit values of $24.53 and $28.08, respectively.

     Each participant's account is credited with the participant's contribution and an allocation of plan earnings, and charged with an allocation of investment and administrative expenses. Allocations of plan earnings are based on participant account balances in relation to total fund account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants are immediately fully vested in their contributions and the earnings thereon.

     Benefits
     Upon termination of employment, participants may elect to receive the value of their account in one of the following distribution methods:

          (a)  Lump sum; or

          (b) Series of equal installments (quarterly or annually) over a period not exceeding the lesser of ten years or the joint life expectancy of the participant and his beneficiary; or

          (c)  Transfer to an eligible retirement plan; or

          (d) Defer withdrawal to any time up to April 1 following the year in which age 70 1/2 is attained.

     A participant may make the following withdrawals prior to termination:


          (a) Withdrawal of all or any portion of the balance in his account for a hardship causing immediate and heavy financial needs, as defined, (however, these withdrawals will generally be subject to a 10% penalty tax); and

          (b) After age 59-1/2, withdraw the entire account balance in a single lump sum.

          If a participant dies before the distribution of benefits, the benefits are distributed to the beneficiary designated by the participant.


          Loans to Participants

          Participants meeting eligibility requirements may borrow up to the lesser of (a) 50% of their vested account balance or (b) $50,000, reduced by any outstanding loan balances, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions. Loans require payment within five years of the date of withdrawal, unless for the purchase of a primary personal residence, in which case the loan period shall not exceed 15 years. Loans bear interest at a rate equal to the prime rate as established by The Wall Street Journal on the first business day of the month in which application for such loan is made.

2.   Summary of Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.


     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     The Plan, along with the SENA 401(k) Plan and the SENA 401(k) Plan for Kimberly Union Members, participates under a master trust arrangement in the SENA Master Trust. Each plan has an interest in the net assets of the SENA Master Trust, represented by the total of the specific interests of the individual participants of the plans.

     All plan investments in the SENA Master Trust, except the investment in the SEO Unitized Stock Fund, are stated at fair value based on quoted market prices. The fair value of the SEO Unitized Stock Fund is computed daily based on share price, dividend information and the value of the short-term investments.

     Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Interest and dividends and net realized and unrealized appreciation (depreciation) from the investment in the SENA Master Trust is recorded on the accompanying financial statements as interest in net investment income
     (loss) of the SENA Master Trust.

     Risks and Uncertainties
     The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

     Administrative Expenses
     Administrative expenses reasonably incurred in the administration of the Plan are paid by the Company, except for fees related to loan administration.

     Benefit Payments
     Benefit payments to participants are recorded when paid.

3.   SENA Master Trust

     The Plan's allocated share of the SENA Master Trust's net assets and investment activities is based upon the total of each participant's share of the SENA Master Trust. The percentage of the Plan's investment in the SENA Master Trust to the total net assets of the SENA Master Trust is 26% and 29% as of December 31, 2002 and 2001, respectively.

     The fair value of investments of the SENA Master Trust is as follows:

                                                     2002                2001

Investments, at fair value:
    Cash and cash equivalents                 $     646,561       $     588,352
    Common stocks                                24,853,555          26,077,156
    Mutual funds                                246,446,729         240,150,044
                                              -------------       -------------
      Total investments                       $ 271,946,845       $ 266,815,552
                                              =============       =============


     Investment (loss) income of the SENA Master Trust for the years ended December 31, 2002 and 2001 is as follows:

Net (depreciation) appreciation in fair
value of investments:
    Common stock                              $  (2,948,159)      $   2,734,081
    Mutual funds                                (49,308,797)        (32,418,826)
                                              --------------      --------------
                                                (52,256,956)        (29,684,745)

Interest and dividends                            3,615,734           5,115,214
                                              --------------      --------------
                                              $ (48,641,222)      $ (24,569,531)
                                              =============       ==============


4.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                   2002                2001

Stora Enso Oyj ADS, 455,746 and 371,018                       $ 4,767,103         $ 4,548,684
    shares, respectively

Fidelity Magellan Fund, 267,241 and 249,519                    21,101,384          26,004,901
    shares, respectively

Fidelity OTC Portfolio, 359,700 and 332,380                     8,600,437          10,360,299
    shares, respectively

Fidelity Asset Manager Growth Fund, 636,834                     7,622,908           8,441,847
    and 588,692 shares, respectively

Fidelity Retirement Government Money Market                     6,098,277           5,586,650
    Fund, 6,098,277 and 5,586,650 shares, respectively

Fidelity Spartan U.S. Equity Index Fund, 161,326                5,025,290           6,034,966
    and 148,498 shares, respectively


5.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan is designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

7.   Related Party Transactions

     The Plan periodically invests in a money market fund and mutual funds managed by the Trustee, participant loans, and a fund invested in the American Depositary Shares of the Company's parent, Stora Enso Oyj. Transactions involving these investments are considered to be party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

8.   Amounts Allocated to Withdrawn Participants

     Approximately $6,243,414 and $7,708,516 of plan assets have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2002 and 2001, respectively, but who have not yet received distributions as of that date.

SENA 401(k) Plan for Union Members
Schedule of Assets (Held at End of Year)
December 31, 2002                                                     Schedule I
--------------------------------------------------------------------------------

     Identity of Issue, Lessor                                                         Market
         or Similar Party                    Description of Investment                 Value

*   Participant Loans             Maturities ranging from 2003 to 2017;            $  450,974
                                  interest rates ranging from 4.25% to 9.5%



*   Indicates party-in-interest.

See Report of Independent Accountants.


--------------------------------------------------------------------------------

Exhibits:
--------

Exhibit 23        Consent of Independent Accountants - Filed herewith.

Exhibit 99 Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) - Filed herewith.



                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the SENA 401(k) Board has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                            SENA 401(k) Plan for Union Members


Dated: September 29, 2003                   By /s/ Dawn E. Neuman
                                               ------------------
                                            Dawn E. Neuman
                                            Member, SENA 401(k) Board